COOPER MALONE MCCLAIN, INC.

Report of Independent Registered Public Accounting Firm and
Statement of Financial Condition

December 31, 2020

PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36959

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **COOPER MALONE MCCLAIN, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 E. KELLOGG, SUITE 700
(No. and Street)

WICHITA	KS	67207-1706
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN COOPER **316-685-5777**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, _____ **JOHN COOPER** _____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or
_____ **COOPER MALONE MCCLAIN, INC.** _____ , as of
_____ **DECEMBER** 31, **2020** are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____



DEBRA L. ROGERS
My Appointment Expires
September 16, 2022

_____
Public Notary

_____
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes);

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER MALONE MCCLAIN, INC.
YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

This is a copy of the Company's annual financial statements reproduced from an electronic file. An original copy of this document is available in the Company's office.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Cooper Malone McClain, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cooper Malone McClain, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cooper Malone McClain, Inc.'s management. Our responsibility is to express an opinion on Cooper Malone McClain, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cooper Malone McClain, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Cooper Malone McClain, Inc.'s auditor since 2017.

Maitland, Florida

February 11, 2021

COOPER MALONE MCCLAIN, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

<u>ASSETS</u>

Cash	$	78,588
Deposit with clearing organization		138,124
Receivables:		
Commissions and interest		43,079
Other		598
Securities Owned		
Investment inventory, at market; cost $10,200		10,414
Furniture and equipment, net of accumulated		4,909
depreciation of $55,872		
Operating lease ROU asset		3,163
Other assets:		
Cash surrender value of life insurance		1,068,979
Prepaid expense		25,843
Total assets		$ 1,373,697

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

Liabilities:		
Note and margin payable, clearing organization	$	10,200
Payables:		
Commissions payable		58,056
Clearing organization		3,000
Lease liability		3,163
Other liabilities		24,809
Total liabilities		99,228
Stockholder's equity		
Common stock, par value $1 per share; authorized		
1,000,000 shares, issued and outstanding 100,000		
shares		100,000
Additional paid-in capital		727,657
Retained earnings		446,812
Total stockholder's equity		$ 1,274,469
		$ 1,373,697

The accompanying notes are an integral

part of these financial statements

1. **BUSINESS OPERATIONS**

   Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

   The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

   The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with the clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Revenue Recognition:

   Significant Judgments - Revenue from contracts with customers includes commission income and fees from underwriting and investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

   Brokerage Commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Underwriting Fees - The Company underwrites securities for government entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Investment Advisory Fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangement are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized upon satisfaction of the related contractual performance obligation.

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Receivables - Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account.

Securities Owned - Securities owned are classified as investment inventory or company investments, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. They are carried at fair market value. Securities classified as investment inventory are those held by the Company to be sold to its customers. Securities classified as company investments are those held by the Company for income and capital appreciation.

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a couple noncancelable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease or contains a lease, at inception of a contract and when the terms of an existing contract are changed The Company recognizes a lease liability and a right of use asset at the commence-ment date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate.   The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow and amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for these lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other underlying equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Income Taxes - The Company elected to be taxed as a small business corporation under Subchapter S of the Internal Revenue Code. Under such provisions, the stockholders are taxed individually on their respective share of the Company's taxable income. The Company generally does not incur income taxes at the company level. As such, there is no tax provision recognized in the financial statements. It is customary for S corporations to make stockholder distributions to be used by stockholders to pay quarterly estimated taxes and annual year-end tax amounts. Such distributions are treated as a reduction of equity when paid.

Income Taxes (cont.) - The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2017, 2018, 2019 and 2020.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash Surrender Value of Life Insurance - Cash Surrender values are determined by the underwriting insurance company's valuation models and represent the guaranteed value the Company would receive upon surrender of the policies as of December 31, 2020.
These policies are held on the Company's founders.

3.   **SUBSEQUENT EVENTS**
Subsequent events have been evaluated through February 11, 2021, which is the date the financial statements were issued, and no events have identified which require disclosure.

5.   **DEPOSIT WITH CLEARING ORGANIZATION**
The Company is required to maintain a deposit with its clearing organization equal to the greater of $50,000 or various percentages of securities owned. There were deposits of $138,123 at December 31, 2020.

6.   **FURNITURE AND EQUIPMENT**
Furniture and equipment consists of the following:

Office furniture and fixtures	$ 59,413
Computer equipment	1,368
	$ 60,781
Less:	
Accumulated depreciation	55,872
	$ 4,909

7.   **LINE OF CREDIT**
The Company has a $100,000 revolving line of credit maturing June 8, 2021. At December 31, 2020, there was $0 borrowed against this line. The line is collateralized by substantially all of the Company's assets. The interest rate, which was 4.50% on December 31, 2020, varies with the bank's prime rate and is payable semi-annually.

8. **LEASES**

The Company has obligations as a lessee for office space and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These lease generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost	$ 22,006
Variable lease cost	-
Short term lease cost	-
Total lease cost	$ 22,006

Amounts reported in the balance sheet as of December 31, 2020 were as follows:
Operating leases:

Operating lease ROU assets	$ 3,163
Operating lease liabilities	3,163

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 are as follows:

Year Ending December 31,	
2021	2,322
2022	967
Thereafter	-
Total undiscounted lease payments	$3,289
Less imputed interested	(126)
Total lease liabilities	$3,163

The Company leases office space. The lease expired on May 31, 2020 and the Company leased month to month from June 1, 2020 through January 31, 2021 at the same rental rate as the expired lease. The total lease cost associated with this lease through the lease expiration date of May 31, 2020 was $19,685 and was included in occupancy expense. A new lease was signed on January 29, 2021, for the period of February 1, 2021 through May 31, 2022.

9.   **NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION**
        The Company's municipal and corporate bond inventory is financed through Hilltop
        Securities, Inc., the Company's clearing organization. Amounts payable on this note were
        $10,200 at December 31, 2020. The note is secured by municipal bonds with a market value of
        $10,414 at December 31, 2020, and is due as the respective secured inventory is sold.

        Interest expense is calculated daily on the inventory settlement date balance at the margin
        base rate of 4.99% at December 31, 2020. Interest to carry bonds in 2020 was $940 and is
        included in interest expense.

10.   **EMPLOYEE BENEFIT PLAN**
        The Company has a 401(k) plan covering substantially all employees. Participants may
        contribute from 1% to 75% of their compensation on a pre-tax basis, up to maximum
        contribution limits established by the IRS annually. The Company contributes safe harbor
        contributions each pay period. The Company contributed $13,097 during the year ended
        December 31, 2020. The Company's 401k plan was terminated effective December 31, 2020.

11.   **FAIR VALUE OF FINANCIAL INSTRUMENTS**
        Fair value measurements apply to all assets and liabilities that are being measured and
        reported on a fair value basis. This requires disclosure that establishes a framework for
        measuring fair value in GAAP, and expands disclosure about fair value measurements. This
        enables the reader of the financial statements to assess the inputs used to develop those
        measurements by establishing a hierarchy for ranking the quality and reliability of the
        information used to determine fair values. The statement requires that assets and liabilities
        carried at fair value will be classified and disclosed in one of the following three categories:

        Level 1 Inputs - Quoted prices in active markets for identical assets or liabilities. This
        includes securities owned consisting of corporate bonds and equity securities.

        Level 2 Inputs - Observable inputs other than Level 1 prices, such as quoted prices for
        similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in
        markets that are not active; or other inputs that are observable or can be corroborated by
        observable market data for substantially the full term of the assets or liabilities.

        Level 3 Inputs - Unobservable inputs that are supported by little or no market activity and
        that are significant to the fair value of the assets or liabilities.

        Securities Owned - These instruments are valued in an active market (Level 1) or
        based on observable inputs (Level 2) unless required to be discounted based on regulatory
        requirements (Level 3).

11. **FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)**
    The following table sets forth the Company's financial assets and liabilities by level within
    the fair value hierarchy that were measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Fair Value
Assets as of December 31, 2020				
Securities owned (Municipal Bonds)	$ -	$ 10,414	$ -	$ 10,414

12. **NET CAPITAL REQUIREMENTS**
    The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the
    maintenance of a minimum amount of net capital and requires the ratio of aggregate
    indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also
    provides that equity capital may not be withdrawn or cash dividends paid if the resulting net
    capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital and
    net capital requirements of $1,242,442 and $100,000, respectively. The Company's aggregate
    indebtedness to net capital ratio was .07 to 1.

13. **OFF BALANCE SHEET RISK**
    The Company's commission revenue includes amounts resulting from customer transactions
    introduced through its clearing broker. The clearing broker assumes the responsibility for
    execution, clearance, collection, and delivery, including all recordkeeping requirements, in
    relation to the Company's customers' transactions. Off-balance sheet risk exists with respect
    to these transactions due to the possibility that such customers may be unable to fulfil their
    contractual commitments wherein the clearing broker may charge any losses incurred to the
    Company. The Company has in place controls to minimize this risk through monitoring credit
    worthiness of its customers and monitoring the proper execution of transactions by the
    clearing broker.

14. **COMPANY CONDITIONS**
    The Company has a loss of $27,076 for the year ending December 31, 2020 and has received
    capital contributions from it's stockholder for working capital. The Company's stockholder
    has represented that he intends to continue making capital contributions, as needed,
    to ensure the Company's continuing operations. The stockholder has the financial
    wherewithal to continue contributing, as required.

    Management expects the Company to continue as a going concern and the accompanying
    financial statements have been prepared on a going-concern basis without adjustments
    for realization in the event the Company ceases to continue as a going concern.